FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Relevant Information dated March 25, 2021

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

On 3 February 2021, the Bank announced its 2020 results and the board's intention to pay a cash dividend of €2.75 cents per share as shareholder remuneration for 2020, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020.

The board has now approved that this dividend will be paid in cash from 4 May 2021.

The last day to trade shares with a right to receive this dividend will be 29 April, the ex-dividend date will be 30 April and the record date will be 3 May.

This dividend will be paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.

Boadilla del Monte (Madrid), 25 March 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 25, 2021	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer